

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2014

Via E-mail

Nancy H. Wojtas, Esq.
Cooley LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306

      Re: XenoPort, Inc.
              Revised Preliminary Proxy Statement
              Filed April 11, 2014
              File No. 000-51329

Dear Ms. Wojtas:

We have reviewed your filing and have the following comment.

Revised Preliminary Proxy Statement

1.   It appears that the text of the bylaw proposed to be amended in Proposal 6 does not match the text of the proposal as submitted by Clinton Relational Opportunity Master Fund, L.P. Specifically, we understand that the following words should appear at the end of the last sentence of the resolution: "unanimously by the directors then in office." Please advise or revise.

      You may contact me at (202) 551-3619 with any questions. Please send all correspondence to us at the following ZIP code: 20549-3628.

                         Sincerely,

                         /s/ Daniel F. Duchovny
                         Daniel F. Duchovny
                         Special Counsel
                         Office of Mergers and Acquisitions